Exhibit 99.1

JOINT FILING STATEMENT

       Each of the undersigned agree that (i) the Statement on Schedule 13D relating to common stock, par value $.01 per share, of Lyris, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This Agreement may be terminated with respect to the obligations to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: April 21, 2010	/s/ James A. Urry

James A. Urry

Dated: April 21, 2010		Meudon Investments

	By:	James A. Urry

	Name:	James A. Urry
	Title:	General Partner